Dynamotive Energy Systems Corporation

Suite 140 – 13091 Vanier Place

Richmond, British Columbia, V6V 2J1

Telephone No.: (604) 295-6800  Fax No.: (604) 295-6805

INFORMATION CIRCULAR
as at August 17, 2009

This Information Circular is furnished in connection with the solicitation of proxies by the management of Dynamotive Energy Systems Corporation (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on September 17, 2009 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Dynamotive Energy Systems Corporation.  “Common Shares” means common shares without par value in the capital of the Company.  “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and directors of the Company.  If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number.  Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy.  Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote on your behalf.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in the United States and in Canada.  Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company.  The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting.  You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting.  To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form.  The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity.  If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada.  The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada.  Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States.  Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws.  It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)

personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed August 17, 2009 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of August 17, 2009, there were 244,023,877 Common Shares issued and outstanding, each carrying the right to one vote.  None of these Common Shares are held in escrow.  No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.  The Company is also authorized to issue an unlimited number of Preferred shares.  There were no Preferred shares issued and outstanding as at August 17, 2009.

To the knowledge of the directors and executive officers of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at August 17, 2009.

The following documents filed with the securities commissions or similar regulatory authority in British Columbia are specifically incorporated by reference into, and form an integral part of, this information circular:

•

December 31, 2008 year end financial statements, report of the auditor and related management discussion and analysis filed on www.sedar.com on July 7, 2009.

A copy of any document incorporated herein by reference may be obtained by a Shareholder upon request, without charge, from the Secretary of the Company at Suite 140 – 13091 Vanier Place, Richmond, British Columbia, V6V 2J1 Telephone No.: (604) 295-6800  Fax No.: (604) 295-6805.  These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein, except a special resolution will be required in order to approve the adoption of a new form of Articles.  A majority of the votes required to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The Board has determined to reduce the number of nominees to five. The following table sets out the names of management’s five nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 17, 2009.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Shares Beneficially Owned or Controlled(1)
Richard Chen-Hsing Lin Chairman, President, Operations-China and Director British Columbia, Canada	Since 1992	7,239,565 Common Shares(2)
Robert Andrew Kingston President, Chief Executive Officer and Director Virginia, USA	Since 1999	502,085 Common Shares(3)
Shing-Cheng Hong Director Taipei, Taiwan	Since 1997	165,412 Common Shares(4)
Chih-Lin Chu, Director Shanghai, China	Since 2001	29,345 Common Shares(5)
Desmond Radlein, Ph.D. Director Ontario, Canada	1997 – 2002 and 2003 to present	80,767 Common Shares(6)

Notes:

(1)

The information as to Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

Includes 7,239,565 Common Shares, of which 541,641 Common Shares are held by Cantai Property Limited (“Cantai”), a company controlled by Mr. Lin; 354,218 Common Shares of Mr. Lin and 1,450,794 shares of Cantai are held under Leede Financial; also includes 172,912 Common Shares held by Neoventi Technology Corporation over which Mr. Lin has voting and disposition powers. Mr. Lin also holds options to purchase up to an aggregate of 9,646,003 Common Shares of which 605,660 are held by Cantai (3,000,000 Common Shares at an exercise price of $0.45, expiring on July 31, 2014; 1,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.58, expiring on July 31, 2014; 750,000 Common Shares at an exercise price of $0.50, expiring from February 2, 2010 to April 28, 2012; 300,000 Common Shares at an exercise price of $0.23, expiring on August 30, 2013; 2,646,003 Common Shares (605,660 under the name of Cantai) at an exercise price of $0.20, expiring from May 8, 2011 to March 31, 2014; 150,000 Common Shares at an exercise price of $1.60, expiring July 12, 2009 and 1,800,000 Common Shares (600,000 Common Shares non-vested) at an exercise price of $1.22, expiring from November 30, 2010 to November 30, 2012)). Mr. Lin also holds rights to purchase up to an aggregate of 388,901 Common Shares of which 191,117 are held by Cantai (388,901 Common Shares at an exercise price of $0.01, expiring from June 30, 2010 to September 29, 2016).

(3)

Includes 502,085 Common Shares held in the name of Cape Fear Limited (“CFL”), an Isle of Man company which all shares are held by an arm’s length trustee of a discretionary trust of which Mr. Kingston is a beneficiary.  Mr. Kingston also holds options to purchase up to an aggregate of 12,172,083 Common Shares of which 3,033,750 are held by CFL: (3,000,000 Common Shares at an exercise price of $0.45, expiring on July 31, 2014; 1,000,000 Common Shares (1,000,000 common shares non-vested) at an exercise price of $0.58, expiring on July 31, 2014; 300,000 Common Shares (under the name of CFL) at an exercise price of $0.23, expiring on August 30, 2013; 2,400,000 Common Shares (under the name of CFL) at an exercise price of $0.22, expiring from August 30, 2013 to December 22, 2013; 333,750 Common Shares (under the name of CFL) at an exercise price of $0.20, expiring on August 30, 2013; 775,000 Common Shares at an exercise price of $0.50, expiring from February 2, 2010 to February 23, 2012; 150,000 Common Shares at an exercise price of $1.60, expiring on July 12, 2009; 300,000 Common Shares at an exercise price of $0.20, expiring on May 8, 2011; 2,013,333 Common Shares at an exercise price of $0.30, expiring on May 8, 2011 and 1,800,000 Common Shares (600,000 common shares non-vested) at an exercise price of $1.22, expiring from November 30, 2010 to November 30, 2012)).  Mr. Kingston also holds rights to purchase up to an aggregate of 89,301 Common Shares at an exercise price of $0.01, expiring from June 30, 2010 to April 30, 2011).

(4)

Mr. Hong also holds options to purchase up to an aggregate of 69,000 Common Shares (23,000 Common Shares at an exercise price of $0.45, expiring on July 1, 2010; 23,000 Common Shares at an exercise price of $1.16, expiring on November 30, 2011 and 23,000 Common Shares at an exercise price of $0.33, expiring on July 24, 2012).

(5)

Mr. Chu also holds options to purchase up to an aggregate of 60,000 Common Shares (30,000 Common Shares at an exercise price of $0.45, expiring from December 22, 2009 to July 1, 2010; 15,000 Common Shares at an exercise price of $1.16, expiring on November 30, 2011 and 15,000 Common Shares at an exercise price of $0.33, expiring on July 24, 2012).

(6)

Dr. Desmond Radlein also holds options to purchase up to an aggregate of 676,000 Common Shares (46,000 Common Shares at an exercise price of $0.45, expiring from December 22, 2009 to July 1, 2010; 15,000 Common Shares at an exercise price of $1.16, expiring on November 30, 2011; 15,000 Common Shares at an exercise price of $0.33, expiring on July 24, 2012 and 600,000 Common Shares at an exercise price of $1.15, expiring from November 1, 2009 to November, 1, 2011).

The Directors and Officers beneficially own or effectively control as a group a total of 8,274,945 Common Shares which represent 3.39% of the total issued and outstanding Common Shares of the Company.

The information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.  Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Richard Chen-Hsing Lin. Mr. Lin has been a Director of the Company since 1992 and Chairman of the Company since May of 1995. He is the past President of the Taiwan Chamber of Commerce in Canada. Mr. Lin is also co-founder, Vice President and Secretary of Neoventi Technology Corporation since 1991 and Neoventi Investment Corporation since 1992, and has been a Director of Concert Industries Ltd. since December 1992. Mr. Lin was also President of the Taiwan Chamber of Commerce in B.C., and Vice President of R.C.A. Taiwan.

Robert Andrew Kingston. Mr. Kingston was appointed President and CEO in April 1999. Mr. Kingston has held senior positions in multi-national oil companies, property and investment corporations and financial institutions in Europe, the USA and South America. From 1996 to 1999, Mr. Kingston was advisor to public and private companies in the U.S., Canada and the U.K. From 1995 to 1996, Mr. Kingston was senior advisor to the Chairman of Rotch Property Group Ltd., a UK property investment and development company with assets in excess of US $7 billion. From 1992 to 1995, Mr. Kingston was a financial advisor on corporate restructuring for Interpetrol S.A., a South American oil trading company that at the time was partly owned by the Argentine National Oil Company (NYSE: YPF). He held a number of positions with the Gatoil Group of Companies from 1986 to 1990, a fully integrated, privately owned oil conglomerate, including Managing Director of Gatoil Services (UK) Limited and Financial Vice President of Gatoil Enterprises Inc. (USA). He also worked for Price Waterhouse & Co. and Ducilo S.A., a subsidiary to E.1. DuPont de Nemours & Co.

Shing-Cheng Hong.  Mr. Hong became a Director of the Company in December 1997. With 40 years of financial and industrial background, Mr. Hong led a 42-member management team of Hotung Venture Capital Corp. where he served as its President since 1987. Hotung is the leading venture capital group in Taiwan and currently manages total funds of US$7 billion. Thirty-three additional venture capital funds were also established under his leadership; including Daitung VC; Yuantung VC; Litung VC; Futung VC and Wantung VC. Mr. Hong retired in 2001 from Hotung and now serves as Chairman of Giga Venture Partners & Co.

Chih-Lin Chu.  Mr. Chu became a Director of the Company in June 2001. He is General Manager for Business Development at China Strategic Holdings Limited (CSH) since March 2000. CSH is a public company listed on Hong Kong Exchange with investments in energy, tire manufacturing, breweries, paper, pharmaceuticals and other light and heavy industries including power plants, diesel engine manufacturing, cement, chemical plants, electrical machinery and auto parts as well as information technology and e-commerce related projects. From 1999 to 2000, Mr. Chu was Vice Chairman and President, China Operation for Tricom Holdings Limited, also a public company in Hong Kong with a focus on telecommunication products. Since 1994, Mr. Chu has been involved in business development and government relationship in China for various companies including Cathay Pacific Airline O.B.C. G.S.A., Shanghai E&T Wako Express Co. Ltd and Shanghai Tricom Limited. Mr. Chu received his MBA from the China Europe International Business School in China.

Desmond Radlein, Ph.D.  Dr. Radlein became a Director of the Company in December 1997, retired in August 2002 and was re-appointed in August 2003. Dr. Radlein has been the President of RTI - Resource Transforms International, Ltd., an R&D company specializing in pyrolysis technology and applications, since 1994. Dr. Radlein received a B.Sc: in Chemistry (1966) from the Alcan Scholar University of the West Indies in Jamaica and M.Sc. in Theoretical Chemistry (1970) from the University of Calgary in Alberta. He received his Ph.D. from the University of Cambridge, England (1975) in Physical Chemistry. He was a member of the Board of the Waterloo Region Community Legal Services from 1994 to 1995. Dr. Radlein was also an Associate Research Professor at the Chemical Engineering Department of the University of Waterloo from 1987 to 1994. He is an inventor or co-inventor of 10 patents on pyrolysis and petroleum processing and has also authored over 20 publications in various scientific journals. Some of his research activities include: pyrolytic production of fermentable sugars, fundamental studies on biomass pyrolysis mechanisms, catalytic hydropyrolysis for hydrocarbon production and catalyst development for gasification.

Cease Trade Orders

On May 11, 2009 the Executive Director ordered under section 164(1) of the British Columbia Securities Act that all trading in the securities of the Company cease until it filed its 2008 year end audited financial  statements and interim Q1-2009 statements. The Company filed the required materials and the cease trade order was revoked on July 10, 2009.

APPOINTMENT OF AUDITOR

BDO Dunwoody LLP, Chartered Accountants, Suite 600, 925 West Georgia Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators (“NI52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has a charter.  A copy of the audit committee charter was attached to the information circular for the June 30, 2006 annual general meeting filed on www.sedar.com on June 5, 2006.

Composition of the Audit Committee

The members of the audit committee are Shing-Cheng Hong, Chih-Lin Chu and Dr. Desmond Radlein.  Except for the latter, the rest are independent members of the audit committee.  All members are considered to be financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company.  A material relationship means a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

See heading “Election of Directors”.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than BDO Dunwoody LLP.

Reliance on Certain Exemptions

The Company’s auditors, BDO Dunwoody LLP, Chartered Accountants, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the attached audit committee charter.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by BDO Dunwoody LLP, Chartered Accountants, to the Company to ensure auditor independence.  Fees incurred with BDO Dunwoody LLP, Chartered Accountants, for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2008	Fees Paid to Auditor in Year Ended December 31, 2007
Audit Fees(1)	$187,000	$256,400
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	$2,405
All Other Fees(4)	—	—
Total	$187,000	$258,805

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company.  Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management.  The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by promoting frequent interaction, feedback and exchange of ideas.  As well, management provides the non-independent directors with periodic reports outlining the financial position and status of development projects.

The independent members of the Board of Directors of the Company are Shing-Cheng Hong and Chih-Lin Chu.

The non-independent directors are Richard Lin (Chairman of the Board and President, Operations, China), R. Andrew Kingston (President and Chief Executive Officer) and Dr. Desmond Radlein.

Directorships

None of the Directors hold directorships with any other reporting issuers.

Orientation and Continuing Education

The Board and the Company’s senior management conduct orientation programs for new directors.  The orientation programs include presentations by management to familiarize new directors with the Company’s projects, strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors.  In addition, the orientation program includes a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties and visits to Company headquarters and, to the extent practical, certain of the Company’s significant facilities.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides the directors with suggestions to undertake continuing director education, the cost of which is borne by the Company.

Ethical Business Conduct

The Board, on the recommendation of the Audit and Corporate Governance Committee, has adopted and maintains a Code of Ethics which applies to the employees, officers and directors of the Company.  The Code of Ethics meets the definition and coverage of a “code of ethics” under Item 16.B of SEC Form 20-F, as amended, and other applicable laws and regulations.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

Compensation

The Compensation Committee is comprised of Shing-Cheng Hong (Chairman), Chih-Lin Chu and Richard Chen-Hsing Lin.

The Compensation Committee makes recommendations to the Board on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company’s officers; and (v) the administration of the Company’s stock option plans as authorized by the Board.  See heading “Compensation and Discussion Analysis” for other functions of the Compensation Committee.

Other Board Committees

The Company also maintains a standing Executive Committee and a Corporate Governance Committees.

The Executive Committee is comprised of Richard Chen-Hsing Lin (Chairman) and R. Andrew Kingston. The purpose of the Executive Committee is to act on behalf of the Board to provide direction to management and between regularly scheduled Board meetings, usually when timing is critical, to transact routine, administrative Board matters between Board meetings.

The Corporate Governance Committee, whose members include Shing-Cheng Hong (Chairman), Chih-Lin Chu and Dr. Desmond Radlein, reviews the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company’s independent auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment.

The Board generally requires that all material transactions receive prior Board approval.  In this regard, virtually all financing transactions are considered material to the Company.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section, “Named Executive Officer” means each of the following individuals:

(a)

a Chief Executive Officer (“CEO”);

(b)

a Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2008.

Richard Lin, Chairman and President (Operations-China), Robert Andrew Kingston, President and Chief Executive Officer, Brian Richardson, Chief Financial Officer, Thomas Bouchard, Chief Operating Officer and Jeffrey Lin, Vice-President, (Business Development - China and Japan), are each a Named Executive Officer (“NEO”) of the Company for the purposes of the following disclosure.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended December 31, 2008.

Compensation and Discussion Analysis

The Compensation Committee is comprised of Shing-Cheng Hong (Chairman), Chih-lin Chu and Richard Chen-Hsing Lin, two of whom are independent directors.

The function of the Compensation Committee is to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. The Compensation Committee has been empowered to review the compensation levels of the executive officers of the Company and to report thereon to the Board; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company and to set stock based compensation; and to consider any other matters which, in the Compensation Committee’s judgment, should be taken into account in reaching the recommendation to the Board concerning the compensation levels of the Company’s executive officers.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Board determines the type and amount of compensation for the President and Chief Executive Officer. The Board also reviews the compensation of the Company’s senior executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)

attracting and retaining talented, qualified and effective executives;

(b)

motivating the short and long-term performance of these executives; and

(c)

better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its stock option plan.

Elements of the Compensation Program for the Fiscal Year 2008

The significant elements of compensation awarded to the NEOs are a cash salary and stock options. The Company does not presently have a long-term incentive plan for its NEOs.  There is no policy or target regarding allocation between cash and non-cash elements of the Company’s compensation program.  The Compensation Committee reviews annually the total compensation package of each of the Company’s executives on an individual basis, against the backdrop of the compensation goals and objectives described above, and makes recommendations to the Board of Directors concerning the individual components of their compensation.

Cash Salary

As a general rule, the Company seeks to offer its NEOs a compensation package that is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEOs for efforts expended on behalf of the Company. The Board acknowledges that payment of such salary may impact on other elements of the compensation package to a particular Named Executive Officer; for example, a lower annual salary may be a factor when considering and granting stock options.  It may also be a consideration at such time as the Company is in a position and makes a decision to award bonuses to certain NEOs.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan.  Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives which vest on terms established by the Board.

Option Based Awards

The Company has a Stock Option Plan (the “Plan”), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company’s Common Shares.  The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Shares.  A Post-Effective Amendment to the Plan was filed with the US Securities Commission on March 4, 2008 to include shares of restricted stock.  (Please see Securities Authorized For Issuance Under Equity Compensation Plans)

The Company also has in place a stock appreciation rights plan adopted in December 1998.  As at the date hereof, there are 300,000 stock appreciation rights outstanding.  See note 16 to December 31, 2008, financial statements for further particulars on this plan.

The Board and the Compensation Committee approve the base salaries, annual cash incentives and stock options at the same time to facilitate consideration of target direct compensation to executive officers.  Options are granted at other times of the year to individuals commencing employment with the Company.  The exercise price for the options is the closing price of the stock on the date of grant or the day after the grant if the grant day falls on a weekend or non-market day.

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s most recently completed financial year of December 31, 2008 is as set out below:

Name and principal position	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Richard Lin, Chairman and President (Operations-China)	333,381	26,834(2)	Nil	42,288(7)	Nil	N/A	Nil	402,503
Robert Andrew Kingston President and CEO	521,430	41,472(2)	Nil	66,142(7)	Nil	N/A	Nil	629,044
Brian Richardson CFO	230,316	7,498(3)	Nil	57,579(7)	Nil	N/A	Nil	295,393
Jeffrey Lin V-P (Business Development – Japan and China)	145,199	7,261(4)	Nil	36,300(7)	Nil	N/A	Nil	188,760
Thomas Bouchard Chief Operating Officer	265,000	117,000(5)	81,381(6)	N/A	Nil	N/A	Nil	463,381

Notes:

(1)

Except as otherwise noted, all compensation is disclosed in U.S. dollars based upon 2008’s average exchange rate of $0.9368 per dollar.

(2)

Unissued Common Shares earned pursuant to 25% on the annual salary, the dollar amount based on the grant date fair value of the award which priced at $1.29 per share on March 30, 2007.

(3)

Unissued Common Shares earned pursuant to 10% on the annual salary, the dollar amount based on the grant date fair value of the award which priced at $1.29 per share on March 30, 2007.

(4)

Unissued Common Shares earned pursuant to 15% on the annual salary, the dollar amount based on the grant date fair value of the award which priced at $1.29 per share on March 30, 2007.

(5)

Unissued Common Shares granted on January 1, 2008, pursuant to an employee benefit plan, a total of 300,000 restricted shares shall all vest on January 1, 2010, the dollar amount based on the grant date fair value of award which priced at $0.78 per share and 50% was recognized over the service period ended December 31, 2008.

(6)

The Executive was granted 500,000 options, exercisable at the fair market value of $0.88 per share as of effective date of employment January 1, 2008 and with 33.3% of such options vesting on the anniversary of the Executive’s employment during the next three years.  The dollar amount was using the Black-Scholes-Merton model and recognized for the vesting period ended December 31, 2008.

(7)

The dollar amount for bonus accrued as payable to Company executives during the financial year of 2008.

The compensation for Messrs R. Lin, B. Richardson and J. Lin reported under the headings “Salary and Annual Incentive Plans” in the summary compensation table was paid to the NEO in Canadian dollars.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2008, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)
Richard Lin	750,000	$0.50	02-Feb-10 to 29-Apr-12	22,699	Nil	Nil
	300,000	$0.23	30-Aug-13
	605,660	$0.20	30-Aug 13 to 31-Mar-14
	3,000,000	$0.45	31-Jul-14
	1,000,000	$0.58	31-Jul-14
	150,000	$1.60	12-Jul-09
	1,800,000	$1.22	30-Nov-10 to 01-Jan-12
Robert Andrew Kingston	775,000	$0.50	02-Feb-10 to 23-Feb-12	49,181	Nil	Nil
	333,750	$0.20	31-Jan-13
	300,000	$0.23	10-Apr-13
	2,400,000	$0.22	10-Apr-13
	3,000,000	$0.45	31-Jul-14
	1,000,000	$0.58	31-Jul-14
	150,000	$1.60	12-Jul-09
	1,800,000	$1.22	30-Nov-10 to 01-Jan-12
Brian Richardson	400,000	$0.48	21-Jan-09 to 30-Sep-09	Nil	Nil	Nil
	1,200,000	$0.58	30-Sep-09 to 30-Sep-12
	100,000	$1.60	12-Jul-09
Jeffrey Lin	110,000	$1.00	02-Feb-10	Nil	Nil	Nil
	15,000	$0.50	28-Apr-12
	1,000,000	$0.48	31-Dec-09 to 31-Dec-13
	100,000	$1.60	12-Jul-09
	225,000	$1.22	30-Nov-10 to 01-Jan-12
Thomas Bouchard	500,000	$0.88	01-Jan-11 to 31-Dec 11	Nil	300,000	70,500

Notes:

(1)

The value of the unexercised in-the-money options are calculated based on the difference between the market value of the Common Shares underlying the stock options, as of December 31, 2008, and the exercise price of the stock options.  As of December 31, 2008 closing Common Share price was $0.235.

(2)

The market value of share-based awards that have not vested is calculated based the market value of the Common Shares, as of December 31, 2008, and multiplied by number of shares have not vested.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2008, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Richard Lin	Nil	11,364	Nil
Robert Andrew Kingston	Nil	17,563	Nil
Brian Richardson	Nil	3,175	Nil
Jeffrey Lin	60,000	3,074	Nil
Thomas Bouchard	Nil	Nil	Nil

Notes:

(1)

The aggregate dollar value that would have been realized if the stock options had been exercised on the vesting date. The value is calculated by determining the difference between the market price of the Common Shares and the exercise price of the stock options.  Options held by only one NEO were in the money at the vesting dates during 2008.

(2)

The aggregate dollar value realized upon vesting of share-based awards.  The dollar value realized by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.

See “Securities Authorized Under Equity Compensation Plans” for further information on the Company’s Share Option Plan.

The Company has no pension plans for its directors, officers or employees.

The Company has no Deferred Compensation Plan but as markets have changed, to ensure the Company’s future, Dynamotive’s Board (current and former members) and Management reassessed corporate activities to reduce costs while maintaining operational capabilities and progress in value added functions.

As at December 31, 2008, management deferred up to 100% of salaries for a total of $1,229,252. as detailed below; forfeited accrued bonuses and holiday pay for a total of $1,137,983; made investments of $783,200 and loans of $1,172,289  to the Company to support operations and in doing so provided valuable resources to allow for restructuring.

Name	Base Compensation ($)	Compensation Deferred/Unpaid ($)	Compensation Paid ($)
Richard Chen-Hsing Lin	333,381	264,953	68,428
Robert Andrew Kingston	521,430	521,430	0
Curtin Winsor, Jr., Ph.D	17,986	9,555	8,431
Shing-Cheng Hong	17,424	8,993	8,431
Desmond Radlein, Ph.D	155,405	118,080	37,325
Chih-Lin Chu	9,368	4,684	4,684
George Terwilliger	11,616	5,808	5,808
Wayne Keast	1,124	562	562
Brian Richardson	230,316	95,965	134,351
Thomas Bouchard	265,000	87,083	177,917
Laura Santos	145,199	15,340	129,859
Jeffrey Lin	145,199	96,799	48,400

TERMINATION AND CHANGE OF CONTROL BENEFITS

Potential Payments upon Termination

The following table provides information concerning the value of payments and benefits following the termination of employment of the NEO’s under various circumstances.  Payments vary based on the reason for termination and the timing of a departure.  The below amounts are calculated as if the NEO’s employment had been terminated on December 31, 2008. Employment contracts of the NEOs include certain confidentiality and non-compete provisions. Receipt of certain payments on termination is contingent on the NEO delivering a release to the Company.

Payment Type	Andrew Kingston, CEO	Richard Lin, Chairman	Tom Bouchard, COO	Brian Richardson, CFO	Jeffrey Lin, VP
Voluntary Departure or Involuntary Termination for cause
Cash payment Share value Benefits	$0 $0 $0	$0 $0 $0	$0 $35,202 $0	$0 $0 $0	$0 $0 $0
Involuntary Termination (without cause)
Cash payment Share value Benefits	$3,006,012 $0 $146,770	$1,569,430 $0 $76,628	$265,000 $70,500 $7,812	$853,269 $0 $40,154	$537,931 $0 $25,314
Voluntary or Involuntary Departure within 12 months of Change in Control (2)
Cash payment Share value Benefits	$3,479,465 $0 $170,443	$1,816,618 $0 $88,988	(note 3)	$1,254,808 $0 $60,321	$791,075 $0 $37,972

Notes:

(1)

No amounts are due to the above named NEO’s upon death or disability.

(2)

No amounts are due on change of control per se, only upon the departure of the NEO as described.

(3)

Amounts due to Mr. Bouchard are no different under a change of control scenario.

Director Compensation

The Board approved in May 2004 a new compensation plan as proposed by the Compensation Committee for non-management Board members and Committee chairs, as follows: a) annual retainer of $8,166, and $4,083 for Board members and Committee chairs respectively, payable in 50% cash and 50% in common stock priced at the market closing price on the day of the annual general meeting (the “AGM”) or the average of the five trading days prior to the AGM, whichever is lower; b) 15,000 and 8,000 stock options for Board members, and Committee chairs, respectively; the term of the stock options is for four (4) years; c) Board and Committee meeting fees –$245 per meeting under two (2) hours and $980 per meeting over two (2) hours, payable in 50% cash and 50% in common stock priced on the last trading day of the respective quarter at the lower of the price on such day or the average of the previous five trading days. Common Shares when issued with respect to these fees are restricted for a six-month period and subject to Rule 144 of the Securities Act of 1933. The Compensation Committee of the Board regularly reviews the appropriateness of compensation for the directors. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Company to such executive officers in their capacity as executive officers.

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company’s most recently completed financial year of December 31, 2008 is as set out below:

Name(1)	Fees earned(1) ($)	Share-based Awards ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Curtin Winsor, Jr., Ph.D(5)	17,986(2)	Nil	3,450	Nil	N/A	Nil	21,717
Desmond Radlein, Ph.D	155,405(2)(3)	Nil	2,250	Nil	N/A	Nil	181,922
Shing-Cheng Hong	17,424(2)	Nil	3,450	Nil	N/A	Nil	20,874
Chih-Lin Chu	9,368(2)	Nil	2,250	Nil	N/A	Nil	11,618
George Terwilliger(6)	11,616(2)	Nil	2,250	Nil	N/A	Nil	13,866
Wayne Keast(7)	1,124(2)	Nil	Nil	Nil	N/A	Nil	1,124

Notes:

(1)

Fees earned  is disclosed in U.S. dollars based upon 2008’s average exchange rate of $0.9368 per dollar.

(2)

50% to be paid in cash ($34,286) and 50% in shares (total of 104,907 restricted common shares).

(3)

Including consulting fees of $144,351.

(4)

15,000 and 8,000 stock options for Board members, and Committee chairs, respectively; the term of the stock options is for four (4) years. The dollar amount was using the Black-Scholes-Merton model to determining the fair value of each option price.  The option-based awards were immediate vested at grant date on June 23, 2008.

(5)

Curtin Winsor resigned as a director of the Company on March 20, 2009.

(6)

George Terwilliger resigned as a director of the Company on March 21, 2009.

(7)

Wayne Keast resigned as a director of the Company on June 23, 2008.

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Curtin Winsor, Jr., Ph.D	30,000	$0.45	22-Dec-09 to 01-Jul-10	Nil	Nil	Nil
	23,000	$1.16	30-Nov-11
	23,000	$0.33	24-Jul-12
Desmond Radlein, Ph.D	46,000	$0.45	22-Dec-09 to 01-Jul-10	Nil	Nil	Nil
	15,000	$1.16	30-Nov-11
	15,000	$0.33	24-Jul-12
	600,000	$1.15	01-Nov-09 to 31-Oct-11
Shing-Cheng Hong	23,000	$0.45	01-Jul-10	Nil	Nil	Nil
	23,000	$1.16	30-Nov-11
	23,000	$0.33	24-Jul-12

Chih-Lin Chu	30,000	$0.45	22-Dec-09 to 01-Jul-10	Nil	Nil	Nil
	15,000	$1.16	30-Nov-11
	15,000	$0.33	24-Jul-12
George Terwilliger	25,000	$1.16	30-Nov-11	Nil	Nil	Nil
	15,000	$0.33	24-Jul-12

Note:

(1)

The value of the unexercised in-the-money options are calculated based on the difference between the market value of the Shares underlying the stock options, as of December 31, 2008, and the exercise price of the stock options.  As of December 31, 2008 closing Share price was $0.235.  No options held by directors were in the money at December 31, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a Stock Option Plan (the “Plan”), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company’s Common Shares.  The Plan, amended in March 2008 to include restricted stock award, is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Shares. Under the Plan, the maximum number of Common Shares reserved and available for awards as options in any calendar year shall be equal to no greater than an aggregate of 15% of the total amount of the outstanding Common Shares of the Company, to be granted at the discretion of the Compensation Committee of the Board. To the extent that an option expires or is otherwise terminated without being exercised, the Common Shares underlying such option shall again be available for issuance in connection with future awards under the Plan. As at August 17, 2009, 5,962,276 (approximately 2.4% of the current issued and outstanding Common Shares) options were available in the Plan for the granting of options to qualified parties and 30,641,306 options were outstanding (approximately 12.6% of the current issued and outstanding Common Shares) at exercise prices ranging from $0.19 to $1.60 per Common Share.

In December 1998, the Board approved the adoption of a stock appreciation rights plan (the “SAR Plan”) under which the Company can grant stock appreciation rights to employees and directors of the Company entitling the holder to receive compensation from the Company based upon the difference in any appreciation in the market value of the Company’s Common Shares from the bench mark date and the current market price of when the stock appreciation rights are granted by the Company.  The stock appreciation rights vest as the Company achieves stock values as defined in the SAR Plan.  The Company has the sole exclusive election to pay the redemption price either in cash, in Common Shares, or in any combination of cash and Common Shares equivalent to the aggregate value of the redemption price. There has been no grant of stock appreciation rights since 1999. As at December 31, 2008 no stock appreciation rights were outstanding.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2008.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Option Plan)	25,841,218 options	$0.66	7,355,612 options

Equity compensation plans not approved by securityholders (the SAR Plan)	Nil	Nil	Nil
Total	25,841,218	$0.66	7,355,612

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2008, or has any interest in any material transaction in the current year other than as set out herein.

Consulting fees and salaries of $1,640,232 for the year ended December 31, 2008 (2007 - $1,931,783; 2006 - $1,763,575) have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $407,573 (2007 - $207,827; 2006 - $543,122) paid by stock based compensation.

As of December 31, 2008, the Company entered into loan agreements with directors and officers for $1,187,289 (2007 - $nil). The loans are due on demand and bear interest at 8% per annum. This amount along with $70,000 from an unrelated party, comprises the total $1,257,289 of short-term loans. One of the major loan agreements was secured by a General Security Agreement as a floating charge over the Company’s assets.

The Company recorded a gain on reduction in bonus and vacation accrual of $1,070,930 in 2008 ($nil in 2007; $nil in 2006). In 2008 the Company’s Compensation Committee approved the motion of certain Company executives to forgive their entitlement to these amounts and to make this reduction in the accrual.  These amounts were previously accrued as at December 31, 2007 and included in results to that time.

The Company incurred relocation expenses of $120,000 on behalf of an officer.

The amount due to directors and officers of $1,187,289 as of December 31, 2008 included: (a) $1,028,909 due to Richard C.H. Lin, Chairman of the Company. The loan is due on demand and bears interest at 8% per annum. The loan agreement with Mr. Lin was secured by a General Security Agreement as a floating charge over the Company’s assets; (b) $15,000 due to Cape Fear Limited, an Isle of Man company of which all shares are held by an arm’s length trustee of a discretionary trust of which Mr. R. Andrew Kingston, President and CEO of the Company, is a beneficiary. The loan is unsecured, due on demand and bear interest at 8% per annum; (c) $143,380 due to Chih-Lin Chu, a director of the Company. The loan is unsecured due on demand and bear interest at 8% per annum.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.  The Company does retain consultants from time to time who may be responsible for investor awareness, financing sources, brokerage liaison and similar functions.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2008, report of the auditor and related management discussion and analysis will be placed before the Meeting.

Additional information relating to the Company is filed on www.sedar.com and available from the Company.  A copy of the audited financial statements for the year ended December 31, 2008, the accompanying auditor’s report and management’s discussion and analysis and interim financial statements and management’s discussion and analysis for the past two years may be obtained by a Shareholder upon request without charge from the Secretary of the Company at Suite 140 – 13091 Vanier Place, Richmond, British Columbia, V6V 2J1 Telephone No.: (604) 295-6800  Fax No.: (604) 295-6805.  These documents are also available through the Internet at www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

Dated at Vancouver, British Columbia, this 24th day of August, 2009.

BY ORDER OF THE BOARD

/s/ R.Andrew Kingston

Robert Andrew Kingston

President and Chief Executive Officer